EXHIBIT 3.1

ARTICLES OF INCORPORATION
of
K. HOVNANIAN ENTERPRISES, INC.

ARTICLE 1
NAME

The name of the corporation is K. Hovnanian Enterprises, Inc. (hereinafter, the “Corporation”).

ARTICLE 2
SPECIFIC PURPOSES OF THE CORPORATION

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE 3
INITIAL AGENT

The name and address in the State of California of the Corporation’s initial agent for service of process is: P. Jerold Walsh, Esq., c/o K. Hovnanian Enterprises, Inc. 2495 Campus Drive, Irvine, California 92612.

ARTICLE 4
CORPORATE STOCK

The Corporation is authorized to issue only one class of shares of stock which shall be designated common stock, and the total number of shares which this Corporation is authorized to issue is ten thousand (10,000).

ARTICLE 5
MISCELLANEOUS

(a)  The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(b)  The Corporation is authorized, to the fullest extent permissible under California law, to indemnify its agents (as defined in Section 317 of the California Corporations Code) whether by bylaw, agreement or otherwise, for breach of duty to the Corporation and its shareholders in excess of that expressly permitted by California Corporations Code Section 317, and to advance defense expenses to its agents in connection with such matters as those expenses are incurred; provided, indemnification shall not be provided for any acts or omissions or transactions from which pursuant to applicable statute(s) a director may not be relieved of liability nor under circumstances in which indemnity is expressly prohibited by the statute covering the indemnification of agents. If, after the effective date of this Article, California law is amended in a manner that permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of those defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on the effective date of this Article, the references in this Article to “California law” or the California Corporations Code shall to that extent be deemed to refer to California law as so amended.

(c)  Any amendment, repeal or modification of any provision of this Article shall not adversely affect any right or protection of any agent of the Corporation, including any right of indemnification or limitation of liability of such agent, existing at the time of such amendment, repeal or modification.

Dated: October 28, 2002

/s/ Andrea Vines
Andrea Vines, Incorporator

[SEAL OF OFFICE OF THE SECRETARY OF STATE]